Exhibit 99.1

Kadimastem Ltd.

Interim Condensed Financial Statements as of June 30, 2025

Unaudited

- - - - - - - - - - - - - - - -

KADIMASTEM LTD.

STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31,
	2025	2024	2024
	Unaudited		Audited
	USD in thousands
CURRENT ASSETS
Cash and cash equivalents	299	548	650
Pledged cash	-	130	-
Accounts receivable	56	493	130

Total current assets	355	1,171	780

NON-CURRENT ASSETS
Right of use assets	-	80	-
Property and equipment	106	179	123

Total non-current assets	106	259	123

Total assets	461	1,430	903

CURRENT LIABILITIES
Loans from a bank and others	351	317	293
Loans from interested parties	1,081	756	860
Trade payables	672	322	568
Accounts payable	660	164	605
Current maturities of lease liabilities	-	144	(*)
Convertible loan	1,115	743	1,512
Conversion component of convertible loan and warrants	11,663	1,145	5,061

Total current liabilities	15,542	3,591	8,899
NON-CURRENT LIABILITIES
Employee benefit liabilities	-	6	-

Total non-current liabilities	-	6	-

Total liabilities	15,542	3,597	8,899

EQUITY
Share capital	1,324	1,238	1,238
Share premium	64,847	62,286	62,560
Warrants	3,301	1,273	1,273
Reserve from share-based payment transactions	918	546	452
Reserve from transactions with controlling shareholders	4,303	4,013	4,105
Foreign currency translation reserve	(2,040)	(941)	(1,094)
Accumulated deficit	(87,734)	(70,582)	(76,530)

Total equity	(15,081)	(2,167)	(7,996)

Total liabilities and equity	461	1,430	903

(*)	Less than $1.

The accompanying notes are an integral part of the interim financial statements.

August 31, 2025
Date of approval of the financial statements	Ronen Twito CEO and Executive Chairman of the Board	Liora Oren Director	Uri Ben Or Chief Finance Officer

KADIMASTEM LTD.

STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

	Six months ended June 30		Year ended December 31,
	2025	2024	2024
	Unaudited		Audited
	USD in thousands (except per share data)

Research and development expenses, net	576	410	992
General and administrative expenses	685	376	793
Other expenses (expenses for merger with NLS)	101	-	269

Operating loss	1,362	786	2,054

Finance income	(54)	(196)	(6)
Finance expenses related to derivative of conversion component of convertible loan and warrants and shareholder loans.	9,923	548	5,044
Other finance expenses	24	133	93

Finance expenses, net	9,893	485	5,131

Loss before tax benefit	11,255	1,271	7,185
Tax benefit	(51)	(34)	(7)

Loss	11,204	1,237	7,178
Other comprehensive loss net of tax effect:

Amounts that will not be subsequently reclassified to profit or loss:
Actuarial loss from remeasurement regarding defined benefit plans	-	-	(7)
Adjustments arising from translating financial statements from functional currency to presentation currency	(946)	61	(92)

Total other comprehensive loss	(946)	61	(99)

Total comprehensive loss	12,150	1,176	7,277

Basic and diluted loss per share (in USD)	2.81	0.3 (*)	1.71

(*)	Adjusted retroactively due to the reverse share split in 2024.

The accompanying notes are an integral part of the interim financial statements.

KADIMASTEM LTD.

STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Warrants	Reserve from share-based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated deficit	Total equity
	USD in thousands

Balance as of January 1, 2025 (audited)	1,238	62,560	1,273	452	4,105	(1,094)	(76,530)	(7,996)
Loss	-	-	-	-	-	-	(11,204)	(11,204)
Other comprehensive loss	-	-	-	-	-	(946)		(946)
Total comprehensive loss	-	-	-	-	-	(946)	(11,204)	(12,150)

Ordinary Shares issued upon conversion of convertible loan	86	2,287	2,028	-	-	-	-	4,401
Employee options expired	-	(-*)	-	(-*)	-	-	-	-
Shareholder transactions, net	-	-	-	-	198	-	-	198
Cost of share-based payment	-	-	-	466	-	-	-	466

Balance as of June 30, 2025 (unaudited)	1,324	64,847	3,301	918	4,303	(2,040)	(87,734)	(15,081)

(*)	Less than $1.

The accompanying notes are an integral part of the interim financial statements.

KADIMASTEM LTD.

STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Warrants	Reserve from share-based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated deficit	Total equity
	USD in thousands

Balance as of January 1, 2024 (audited)	1,238	62,286	1,273	518	3,830	(1,002)	(69,345)	(1,202)
Loss	-	-	-	-	-	-	(1,237)	(1,237)
Other comprehensive loss	-	-	-	-	-	61	-	61
Total comprehensive loss	-	-	-	-	-	61	(1,237)	(1,176)

Shareholder transactions, net	-	-	-	-	183	-	-	183
Cost of share-based payment	-	-	-	28	-	-	-	28

Balance as of June 30, 2024 (unaudited)	1,238	62,286	1,273	546	4,013	(941)	(70,582)	(2,167)

The accompanying notes are an integral part of the interim financial statements.

KADIMASTEM LTD.

STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Warrants	Reserve from share-based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated deficit	Total equity
	USD in thousands

Balance as of January 1, 2024 (audited)	1,238	62,286	1,273	518	3,830	(1,002)	(69,345)	(1,202)
Loss	-	-	-	-	-	-	(7,178)	(7,178)
Other comprehensive loss	-	-	-	-	-	(92)	(7)	(99)
Total comprehensive loss	-	-	-	-	-	(92)	(7,185)	(7,277)

Employee options expired	-	274	-	(274)	-	-	-	-
Shareholder transactions, net	-	-	-	-	275	-	-	275
Cost of share-based payment	-	-	-	208	-	-	-	208

Balance as of December 31, 2024 (audited)	1,238	62,560	1,273	452	4,105	(1,094)	(76,530)	(7,996)

The accompanying notes are an integral part of the interim financial statements.

KADIMASTEM LTD.

STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year ended December 31,
	2025	2024	2024
	Unaudited		Audited
	USD in thousands

Cash flows from operating activities

Loss	(11,204)	(1,237)	(7,178)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to profit or loss items:
Depreciation and amortization	26	272	413
Financing expenses, net	9,893	485	5,131
Tax benefit	(51)	(34)	(7)
Theoretical salary to shareholder	28	65	130
Cost of share-based payment	467	29	208
Change in employee benefit liabilities, net	-	1	(5)
	10,363	818	5,870

Changes in assets and liabilities:

Decrease (increase) in accounts receivable	79	(59)	321
Increase (decrease) in trade payables	104	(195)	36
Increase (decrease) in accounts payable	55	(55)	379
	238	(309)	736

Cash received (paid) during the period for:

Interest received (paid)	1	(36)	(133)

Net cash used in operating activities	(602)	(764)	(705)

Cash flows from investing activities

Purchase of property and equipment	-	(4)	(6)
Change in pledged cash	-	35	167

Net cash provided by investing activities	-	31	161

The accompanying notes are an integral part of the interim financial statements.

KADIMASTEM LTD.

STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year ended December 31,
	2025	2024	2024
	Unaudited		Audited
	USD in thousands

Cash flows from financing activities

Repayment of lease liability	-	(208)	(361)
Receipt of a loan from interested parties	278	-	-
Receipt of a convertible loan from shareholders	-	458	450

Net cash provided by financing activities	278	250	89

Exchange rate differences on balances of cash and cash equivalents	(27)	(115)	(41)

Decrease in cash and cash equivalents	(351)	(598)	(496)

Cash and cash equivalents at the beginning of the period	650	1,146	1,146

Cash and cash equivalents at the end of the period	299	548	650

Material non-cash transactions

Conversion of shareholder loans into equity	4,401	-	-

The accompanying notes are an integral part of the interim financial statements.

KADIMASTEM LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

NOTE 1 - GENERAL

A.	Kadimastem Ltd. (the “Company”) was incorporated in Israel on October 6, 2008, and began its business activities on August 27, 2009. On June 6, 2013, the Company completed an initial public offering of its shares on the Tel Aviv Stock Exchange (“TASE”). The Company’s offices are located in Ness Ziona, Israel. The Company is a bio-pharmaceutical company that develops industrial regenerative medicine therapies based on differentiated cells derived from Human Embryonic Stem Cells (hESCs) to treat neuro-degenerative diseases such as ALS and Diabetes.

B.	These financial statements have been prepared in a condensed format as of June 30, 2025, and for the period of six months then ended ("interim financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2024, and for the year then ended and accompanying notes ("annual financial statements").

C.	During the period of six months ended June 30, 2025, the Company incurred a loss and had negative cash flows from operating activities of $11,204 thousand and $616 thousand, respectively. As of June 30, 2025, the Company's shareholders' deficit, accumulated deficit, and negative working capital amounted to $15,081 thousand, $87,734 thousand, and $15,187 thousand, respectively.

The Company's ability to continue its operations depends on raising resources to finance its operations. The Company plans to finance its operations through loans from investors and the sales of its equity securities, which include, but not limited to, (i) proceeds to be received from private placement transactions, (ii) proceeds to be received from public offerings on the TASE, (iii) issuance of rights to its current shareholders and (iv) completion of merger transaction following to Agreement of Merger and Plan of Reorganization (as amended, the “Merger Agreement”) executed on November 5, 2024 with the NLS Pharmaceutics Ltd. (“NLS”), a Swiss company, whose shares are traded on the Nasdaq Capital Market (the “Nasdaq”), for a merger with the Company through a share exchange transaction. For more information regarding the merger transaction, see also Note 3F and Note 6A below.

However, there is no assurance as to the Company's ability to generate income or raise additional equity in the future, if at all.

These factors raise substantial doubt as to whether the Company will be able to continue as a going concern. The financial statements do not include any adjustments relating to the carrying amounts of assets or liabilities and their classification that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - MATERIAL ACCOUNTING POLICIES

A.	Basis of presentation

The interim condensed financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34 “Interim Financial Reporting” and in accordance with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

KADIMASTEM LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

NOTE 3 - SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

A.	Conversion of convertible loan into the Company's ordinary shares

Further to the matter discussed in Note 15 to the annual financial statements, on April 14, 2025, the Company received a written notice from Mr. Julien Ruggieri, a significant shareholder of the Company, regarding his decision to convert the outstanding principal amount of the convertible loan provided by him to the Company, including accrued interest, in the aggregate amount of approximately $560 thousand (approximately NIS 2.09 million) into ordinary shares of the Company. The conversion was made in accordance with the terms of the convertible loan agreement dated November 22, 2023.

The Company issued to Mr. Julien Ruggieri, a significant shareholder, 316,185 ordinary shares of the Company, and 359,900 non-registered warrants which are exercised by the same number of ordinary shares at an exercise price equal to 110% of the conversion price $1.84 (NIS 6.77) over a period of 42 months from the issuance date. This issuance included 279,952 ordinary shares and 349,940 warrants in respect of the principal of the convertible loan, and 36,233 ordinary shares and 9,960 warrants in respect of accrued interest on the loan, in the amount of $60,749, all in accordance with the Convertible Loan Agreement dated November 22, 2023.

The fair value of ordinary shares and warrants was determined by management using the assistance of an independent third-party appraiser. The fair value of ordinary shares was determined based on the market price of the Company's ordinary shares on the TASE at the issuance date based on trading data at such date. The fair value of the warrants was calculated using economic models (Monte Carlo model and Binomial model), considering the share price, exercise price, exercise period, historical volatility, risk-free interest rate, and expected dividend (zero).

B.	As of the reporting dates, the fair value of the conversion feature and financial derivative feature was determined by management using the assistance of an independent external appraiser, using economic models (i.e. Monte Carlo model and Binomial model). The measurement of the fair value was classified under level 3 in the fair value hierarchy.

The parameters used in calculating the fair value according to the aforementioned model are:

	December 31,	June 30,
	2024	2025

Share price (in $)	3.52	7.74
Volatility - conversion feature of loan (%)	106%	83%
Volatility - warrants (%)	78%	75%
Risk-free interest - conversion feature (%)	4.2%	4.0%
Risk-free interest - warrants (%)	4.2%	3.9%
Life expectancy (in years)	0.17	0.18

KADIMASTEM LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

NOTE 3 - SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

C.	Below is the movement in the conversion feature and financial derivative:

	Six months ended June 30,		Year ended December 31,
	2025	2024	2024
	Unaudited		Audited
	USD in thousands

Balance as of January 1	5,061	1,002	1,002
Initial recognition	-	368	368
Conversion of loan	(4,156)	-	-
Revaluation expense (income) of financial derivative and the conversion feature	9,957	(188)	3,639
Revaluation recognized in Other Comprehensive Income	801	(37)	52
Balance as of June 30 (December 31)	11,663	1,145	5,061

D.	During the reporting period, due to the extension of the repayment date of the loan provided by the Company's shareholders until June 30, 2025, the loan amount was revalued at approximately $182 thousand which was recorded against capital reserve from transactions with controlling shareholders, before deducting an amount of $42 thousand in respect of a tax benefit.

E.	On January 30, 2025, the special general meeting of the shareholders of the Company approved the appointment of Mr. Ronen Twito as the chairman of the Board of Directors and the Chief Executive Officer of the merged company following the completion of the pending merger with NLS, as well as his updated terms of service, which shall become effective upon completion of the merger transaction. It was also approved to grant 157,995 Restricted Stock Units (RSUs), for no consideration, to Mr. Ronen Twito, which shall vest into the same number of ordinary shares in 24 equal monthly installments, over a total period of two years, with the start of vesting on January 2, 2025. The price of the ordinary shares at the grant date was $4.25 (NIS 15.25). The fair value of the RSUs was calculated according to the Black and Scholes model in a total amount of approximately $650 thousand (NIS 2.4 million).

The RSUs will immediately vest, partially or fully, under certain conditions including immediate vesting of 30% of the unvested RSUs upon an event of capital raising (including through capital raising as a result of exercising options) in total amount of $10 million or more by the merged company, subject to the completion of the merger transaction with NLS and immediate vesting of 60% of the unvested RSUs upon completion of the merger transaction.

Through June 30, 2025, the Company recorded expenses of $415 thousand related to the grant of these RSUs. In addition, through June 30, 2025, 38,741 RSUs have been vested.

F.	On November 5, 2024, after approval by the Board of Directors, the Company entered into a definitive and binding Merger Agreement with Swiss biopharma company, NLS, which develops innovative treatments for rare and complex Central Nervous System (CNS) disorders and its common shares are traded on the Nasdaq under the symbol “NLSP”. On January 30, 2025, the Merger Agreement was approved by the general shareholders meeting. Upon completion of the merger transaction, the current shareholders of the Company, on a fully diluted basis, will hold up to 85% of the issued and outstanding shares of NLS post-merger (the “Merged Company”). The common shares of the Merged Company are expected to be traded on the Nasdaq.

KADIMASTEM LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

NOTE 3 - SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

The completion of the merger transaction is subject to fulfillment of certain conditions precedent, including actions that NLS is required to take until the completion of the merger transaction, including the arrangement for the continued trading of its common shares on Nasdaq and its compliance with the necessary threshold conditions for that, as expected to be examined by Nasdaq as part of the application for trading of the Merged Company close to the completion date of the merger transaction.

The Company also announced the completion of a fundraising round through a private placement for NLS for a total amount of $3 million ($2 million of which has been received and completed and the remaining amount of up to $1 million is subject to the registration of the common shares for trading (see also Note 3H below)), as well as signing an agreement for up to a $25 million investment in NLS.

From time to time the parties announced an extension of the Merger Agreement until August 31, 2025, in order to obtain all necessary approvals and to complete the remaining conditions precedent. For more information related to filing of the registration statement on Form F-4 see also Note 6A and 6B below.

G.	Loan agreement on beneficial terms between the Company and Prof. Michel Revel

On April 22, 2025, the Company's Audit Committee and the Board of Directors approved a loan agreement with Prof. Michel Revel, the Chief Science Officer, director and significant shareholder of the Company (the “Loan Agreement” and “Prof. Revel”, respectively), under which Prof. Revel will provide the Company with a loan of $269 thousand, which bears no interest, is not linked to any index and is unsecured. The loan shall remain in effect for a period of 1 year, which shall automatically be renewed for consecutive 12-month periods, unless the parties agree to an earlier repayment in writing, at least 30 days prior to the end of the applicable term.

Subject to the approval of the Company's general meeting of shareholders, which was obtained on June 10, 2025, the loan shall be converted into Company ordinary shares, at the earlier of (i) a date close to the closing date of the Company's merger transaction with NLS, if and when completed, at the market price as that time (calculated as the average share price of the 14 trading days before the conversion date) or (ii) alternatively, upon an event under which the Company completed a capital raising close to the completion date of the merger transaction or any other capital raising, according to the share price and other terms of the aforementioned capital raising.

During the reporting period, the Company recorded in the capital reserve from transactions with controlling shareholders in a total amount of $53 thousand, before deducting an amount of $12 thousand due to a tax benefit.

H.	As noted in Note 3F above, on June 30, 2025, the Company, together with NLS, announced the completion of the remaining fundraising through a private placement transaction that amounted to $1 million. The share price of the fundraising transaction was determined at $1.65, which reflects a 10% premium above NLS common share price at the signing date of the fundraising agreement (i.e., March 28, 2025).

The primary purpose of the fundraising is to provide financing for the merger transaction and the subsequent period, to support working capital needs, and for other general corporate purposes.

KADIMASTEM LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

NOTE 4 - GENERAL AND ADMINISTRATIVE EXPENSES

	Six months ended June 30		Year ended December 31,
	2025	2024	2024
	Unaudited		Audited
	USD in thousands

Salaries and related expenses	68	93	131
Professional services and consultants	115	145	169
Legal fees	41	59	79
Office leasing and maintenance	13	4	(79)
Share-based payments	327	21	189
Directors’ fees	99	84	182
Vehicles expenses	9	2	7
Depreciation and amortization	2	40	187
Other general and administrative expenses	11	(72)	(72)

	685	376	793

NOTE 5 - FINANCE EXPENSES, NET

	Six months ended June 30,		Year ended December 31
	2025	2024	2024
	Unaudited		Audited
	USD in thousands

Financing income

Exchange rate differences	53	8	1
Other financing income	1	188	5

	54	196	6

Financing expenses

Exchange rate differences	10	88	48
Financing expenses in respect of lease liabilities	-	18	19
Financing expenses in respect of short-term credit and bank fees	14	27	26
Revaluation of the conversion component and Derivative warrants related to a convertible loan and a loan from an interested party	9,923	548	5,044

	9,947	681	5,137

Financing expenses, net	9,893	485	5,131

KADIMASTEM LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

NOTE 6 - SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

A.	On July 2, 2025, the Company announced that to obtain all approvals for the completion of the merger transaction between the Company and NLS and to fulfill the remaining conditions precedent, on July 1, 2025, the Company and NLS entered into an amendment to the Merger Agreement to extend the deadline for completing the merger transaction to August 31, 2025.

B.	During the reporting period, between April and July 2025, following comments received from the Securities and Exchange Commission, NLS filed several amendments to a registration statement on Form F-4 which includes, inter alia, a description of the Company's activities, its updated annual financial statements as of December 31, 2024 and several clarifications made to the Merger Agreement based on the terms as agreed between the parties within the framework of the merger transaction, as approved by the Company's shareholders' meeting.

C.	On July 17, 2025, following the Company's reports regarding a joint development with ITOLERANCE Ltd. (the “Joint Development”) pursuant to which the Company is entitled to a grant in a total amount of $1 million from Bi-National Industrial Research and Development Foundation (“BIRD-F”) and the Company's reports on previous payment approvals from the grant, the Company announced that on July 16, 2025, the BIRD-F approved an additional payment for the Joint Development from the grant, amounting to approximately $166 thousand and in aggregation since the commencing of the project approximately $833 thousand, for the progress of the development at this stage (the “Approval of the additional payment”).

The approval of the additional payment was received following the Company's successful PRE-IND meeting with the U.S. Food and Drug Administration (FDA) in February 2025.

Management believes the decision by the BIRD-F to approve the additional payment is recognition of the scientific and business achievements of the Company and ITOLERANCE, which are collaborating on the continued steps of Joint Development as mentioned above.

D.	On August 13, 2025, Mr. Julien Ruggieri, a significant shareholder of the Company, exercised 140,066 warrants from a 2023 agreement, into the same number of ordinary shares of the Company, as part of the convertible loan transaction, in consideration for a total of $276 thousand.

E.	On August 29, 2025, the Company's Board of Directors approved the amendment to the Merger Agreement to extend the deadline for completion of the merger transaction by up to 60 days until October 31, 2025.

- - - - - - - - - - - - - - - - - - - - - -